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                              December 21, 2023

       Qiwei Miao
       Chief Executive Officer
       EShallGo Inc.
       12F Block 16, No.1000 Jinhai Road
       Pudong New District
       Shanghai, China 201206

                                                        Re: EShallGo Inc.
                                                            Amendment No. 6 to
Registration Statement on Form F-1
                                                            Filed December 18,
2023
                                                            File No. 333-271478

       Dear Qiwei Miao:

                                                        We have reviewed your
amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 12, 2023 letter.

       Amendment No. 6 to Registration Statement on Form F-1 filed December 18, 2023

       PRC laws and regulations governing our current business operations are sometimes vague and uncertain, page 49

   1. We note that your risk factor disclosure states (emphasis added) that: "The laws and regulations are
sometimes vague and may be subject to future changes, and their official interpretation and
enforcement are not always uniform." Your June 30, 2023 risk factor disclosure stated that
this risk "may involve substantial uncertainty." Please revise your risk factor to the June
30, 2023 language.
 Qiwei Miao
FirstName LastNameQiwei Miao
EShallGo Inc.
Comapany21,
December  NameEShallGo
              2023        Inc.
December
Page 2    21, 2023 Page 2
FirstName LastName
        Please contact Rufus Decker at 202-551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Mara Ransom at 202-551-3264 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services